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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UHY Advisors Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1330
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexandra Street, Suite 4	Marietta,	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UHY Advisors Corporate Finance, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none



Signature

CFO

Title



Notary Public

My Commission Expires July 8, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Chicago, Illinois

FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm

As of and for the Year Ended December 31, 2015

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have audited the accompanying statement of financial condition of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)as of December 31, 2015, and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) financial statements. The supplemental information is the responsibility of UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

ASSETS	
Cash and cash equivalents	$ 102,677
Due from related party	122,213
TOTAL ASSETS	$ 224,890

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 9,299
Total Liabilities	9,299
MEMBER'S EQUITY	215,591
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 224,890

See accompanying notes to financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2015

REVENUE	
Commission revenue	$ 387,711
Total Revenue	387,711
OPERATING EXPENSES	
Administrative expense	238,210
Management fees	126,600
Professional fees	7,000
Regulatory fees	3,362
Total operating expenses	375,172
NET INCOME	12,539
MEMBER'S EQUITY - Beginning of year	203,052
MEMBER'S EQUITY - End of year	$ 215,591

See accompanying notes to financial statements.

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 12,539
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Accrued expenses	(7,684)
Due to related party	(58,577)
Due from related party	(122,213)
Net Cash Flows Used in Operating Activities	(175,935)
Net Change in Cash and Cash Equivalents	(175,935)
CASH AND CASH EQUIVALENTS - Beginning of year	278,612
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 102,677

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UHY Advisors Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent"). The Company began operations on April 1, 2002, as Centerprise Capital, LLC. In 2014, the company changed the name to UHY Advisors Corporate Finance, LLC in order to more accurately represent its affiliation with the Parent.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with Securities Service Network (SSN) and LPL Financial. Securities Service Network and LPL Financial pay commission income on transactions generated by the registered brokers of UHY Advisors Corporate Finance, LLC or its affiliates. The Company does not carry any customer accounts.

Commission Revenue

The Company recognizes revenue as earned at the time commissions on a variety of investment products are reported by non-affiliated broker dealers to the Company. The non-affiliated broker dealers have registered representatives that are affiliated with the affiliates of the Parent company.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date

based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $93,378 and excess capital of $88,378 as of December 31, 2015, and a net capital requirement of $5,000. The Company's net capital ratio as of December 31, 2015 was .10 to 1.

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2015, pursuant to an agreement between the Company and the Parent, the Company recorded an administrative fee expense of $238,210 to the Parent. This amount is included in Administrative fees on the Statement of Income and Members Equity. The administrative fee expense covers the administrative services provided to the Company by the Parent. Due from the Parent at December 31, 2015 were $122,213. The Company has determined that no valuation allowance is needed as all due from parent is considered collectable.

The Company also has a management agreement with the Parent. Under this agreement, the Company is provided certain management and administrative services, including monthly financial statement preparation and review, by personnel of the Parent. During the term of the agreement, the Parent company will receive a monthly management fee of $7,550. Fees charged under this agreement during the year ended December 31, 2015 were $90,600. This amount is included in Management Fees on the Statement of activities.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through February 26, 2016 which is the date that the financial statements were issued. The Company has not identified any events that require adjustment or disclosure on the financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2015

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 9,299
Total Aggregate Indebtedness	$ 9,299
Minimum required net capital (based on aggregate indebtedness)	$ 5,000
NET CAPITAL	
Member's equity	$ 215,591
Deductions:	
Due from parent	122,213
Net Capital	93,378
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 88,378
Ratio of aggregate indebtedness to net capital	.10 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have reviewed management's statements, included in UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc)Annual Exemption Report, in which (1) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)identified the following provisions of 17 C.F.R. §15c3-3(k) under which UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)stated that UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) met the identified exemption provisions throughout the most recent fiscal year without exception. UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683


UHY Advisors
Corporate Finance

30 South Wacker Drive
Suite 1330
Chicago, IL 60606

Exemption Report

UHY Advisors Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 26, 2016